
September 1, 2022

Kristine R. Nario-Eng
Chief Financial Officer
New York Mortgage Trust, Inc.
90 Park Avenue
New York, New York 10016

>   **Re: New York Mortgage Trust, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2021**
>   **Filed February 25, 2022**
>   **Form 10-Q for the quarterly period ended June 30, 2022**
>   **Filed August 4, 2022**
>   **File No. 001-32216**

Dear Kristine R. Nario-Eng:

We have reviewed your August 18, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 5, 2022 letter.

Form 10-K for the fiscal year ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Portfolio Net Interest Margin, page 64

1. We note your response to comment 1. Given you are in the business of investing in interest earning assets and financing such assets with debt, please tell us how you considered Question 100.01 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures in your determination that it is appropriate to eliminate interest expense from subordinated debentures, convertible notes and senior unsecured notes to arrive at portfolio interest expense, portfolio net interest income, and portfolio net interest spread. In this regard, tell us how you considered if this interest expense is a normal,

recurring, cash operating expense necessary to operate your business.

2. We continue to consider your response to comment 2.

Form 10-Q for the quarterly period ended June 30, 2022

Condensed Consolidated Statements of Operations, page 5

3. Given your recent increase in your portfolio of consolidated joint ventures equity investments in multi-family properties, please tell us how you determined your statements of operations presentation is still appropriate.

Notes to Condensed Consolidated Financial Statements, page 11

4. We note your recent increase in your portfolio of consolidated joint ventures equity investments in multi-family properties. In light of that increase, please tell us if you continue to have only one reportable segment and tell us how you made your determination. Within your response, please refer to ASC 280.

 You may contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction